SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Name of Issuer		Black Box Corporation
Title of Class of Securities	common
CUSIP Number		091826107
Date of Event Which Requires Filing this Statement		12/31/04

#1	Alex. Brown Investment Management, LLC
	52-1349876
#4	Maryland
#5	0
#6	0
#7	0
#8	0
#9	0
#11	0%
#12	PN	IA
Item 1.
(a)	Black Box Corporation
(b) 1000 Park Drive
Lawrence, PA 15055
Item 2.
(a)	Alex. Brown Investment Management, LLC
and a registered investment advisor.
(b)	217 E. Redwood Street, #1400
Baltimore, MD  21202
(c)	The firm is organized under the laws of Maryland.
(d)	common
(e)	091826107
Item 3.
(a)
(b)
(c)
(d)
X	(e)
(f)
(g)
(h)
CUSIP Number		091826107
Item 4.
(a)	0 shares of common stock
(b)	0%
(c)
(i)	0 shares
(ii)	0 shares
(iii)	0 shares
(iv)	0 shares
Item 5.	X
Item 6.	Not Applicable
Item 7.	Not Applicable
Item 8.	Not Applicable
Item 9.	Not applicable

Item 10.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature:
After reasonable inquiry and to the best of my knowledge and belief, I certify that information set forth in this statement is true, complete and correct.

ALEX. BROWN INVESTMENT MANAGEMENT,LLC



By:
Lee S. Owen
Co-President

Date:  February 15,2005